Exhibit 99.1

YanGuFang International Group Co., Ltd. Announces Pricing of Initial Public Offering

Shanghai, China, March 27, 2023 (GLOBE NEWSWIRE) -- YanGuFang International Group Co., Ltd. (the “Company”), a healthy food company primarily engaging in the production, research and development, and sales of oat and grain products, today announced the pricing of its initial public offering (the “Offering”) of 2,000,000 ordinary shares at a public offering price of US$4.00 per share. The ordinary shares have been approved for listing on The Nasdaq Capital Market and are expected to commence trading on March 28, 2023 under the ticker symbol “YGF.”

The Company expects to receive aggregate gross proceeds of US$8.0 million from this Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 300,000 ordinary shares at the public offering price, less the underwriting discounts. The Offering is expected to close on March 30, 2023, subject to satisfaction of customary closing conditions.

Proceeds from the Offering will be used for (i) the construction of additional production facilities, purchase of new equipment and upgrades of existing equipment; (ii) the research and development (“R&D”) of new products and technologies, upgrades of existing products and technologies, new hires of R&D staff; (iii) global business expansion, primarily to North America, South East Asia and Japan; (iv) marketing and brands promotion; and (v) working capital and other general corporate purposes.

EF Hutton, division of Benchmark Investments, LLC (“EF Hutton”), is acting as sole book-running manager for the Offering. Ellenoff Grossman & Schole LLP is acting as counsel to the Company, and Hunter Taubman Fischer & Li LLC is acting as counsel to EF Hutton in connection with the Offering.

A registration statement on Form F-1 relating to the Offering, as amended, was filed with the Securities and Exchange Commission (the “SEC”) (File Number: 333-266607) and was declared effective by the SEC on March 27, 2023. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering, when available, may be obtained from EF Hutton, Attn: Syndicate Department, 590 Madison Avenue, 39th Floor, New York, NY 10022, or via email at syndicate@efhuttongroup.com or telephone at (212) 404-7002. In addition, a copy of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release shall not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offers, solicitations or sales would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About YanGuFang International Group Co., Ltd.

YanGuFang International Group Co., Ltd. is primarily engaged in the production, research and development, and sales of oat and grain products through its massive sales and distribution network. The Company’s commitment to oats has resulted in core technical advancements that enable it to unlock the breadth of its product portfolio, which is broadly categorized into oat and grain series products and oat nutrient and health series products. The Company has developed over 80 oat products for its oat and grain series and oat nutrient and health series to meet the diversified demands of consumers. For more information, visit the Company’s website at http://ir.ygfang.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations that arise after the date hereof, except as may be required by law. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For investor and media inquiries please contact:

YanGuFang International Group Co., Ltd.

Investor Relations Department
Email: ir@yangufang.com

Ascent Investor Relations LLC

Tina Xiao
Phone: +1 917-609-0333
Email: tina.xiao@ascent-ir.com